May 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MassMutual Ascend Life Insurance Company
Registration Statement on Form S-1
File No. 333-269562

Commissioners:

We are transmitting for filing under the Securities Act of 1933, as amended, a letter with respect to the above-referenced Form S-1 Registration Statement for the Index Achiever Advisory and Index Achiever (the “Contracts”).

MassMutual Ascend Life Insurance Company (the “Company”) filed Pre-Effective Amendment No. 2 on April 28, 2023. It has come to the Company’s attention that the Index Achiever Advisory prospectus included within Pre-Effective Amendment No. 2 contains disclosures that contradict the disclosure that the Company will not offer Indexed Strategies in the future with Downside Participation Rates, Floors or Buffers that offer investors less protection than those it currently offers. In the 424(b)(3) filing for the Index Achiever Advisory prospectus, the Company will delete:

1. In the sixth paragraph of the Cover Page: “In the future, we may offer new Indexed Strategies with Downside Participation Rates that are less than or equal to 50%, Buffers that are greater than or equal to 10%, or Floors that are equal to -10% or less negative.”

2. In the fourth paragraph of the Loss of Principal Related to Indexed Strategies subsection: “The risk of loss of principal will be greater if you allocate money to a Strategy with a higher Downside Participation Rate, more negative Floors or less of a Buffer. In a worst case scenario, if we could eliminate all of the current Indexed Strategies and offer only new Indexed Strategies with higher Downside Participation Rates, more negative Floors, or lesser Buffers, subject to the limits noted above, then your risk of loss of principal would increase unless you allocate all of your money to the Declared Rate Strategy and you may earn a return that is lower than the return your investments would have earned if they had been invested in the other Indexed Strategies that are currently available.”

The Company will also delete all other disclosures in the 424(b)(3) prospectuses for the Contracts that contradict the disclosure that the Company will not offer Indexed Strategies in the future with Downside Participation Rates, Floors or Buffers that offer investors less protection than those it currently offers.

Please direct any questions or comments regarding the Registration Statement to the undersigned at 513.361.9462 or at jgruber@mmascend.com.

Sincerely,

/s/ John P. Gruber
John P. Gruber
Senior Vice President, Secretary, Chief Compliance Officer and General Counsel
MassMutual Ascend Life Insurance Company

cc:	John P. Gruber, MassMutual Ascend Life Insurance Company

Dodie Kent, Eversheds Sutherland (US) LLP

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